Exhibit (d)(27)

CONVERTIBLE PROMISSORY NOTE

US$10,000,000

October 30, 2020

FOR VALUE RECEIVED, Cellular Biomedicine Group Inc., a Delaware corporation (the “Company” or “Borrower”), promises to pay to Yunfeng Capital Limited or its assigns (the “Holder”) the aggregate principal sum of ten million U.S. dollars (US$10,000,000) together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (this “Note”) is issued pursuant to the terms of that certain Bridge Loan Agreement dated as of October 23, 2020, by and among the Company and the Holder, as the same may be amended from time to time (the “Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement. This Note is an unsecured obligation of the Company.

1.    Advances. Upon the execution and delivery of this Note, the Holder shall disburse to the Company the sum of US$10,000,000. The amount actually received by the Company shall be the principal amount.

2.    Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 6% per annum. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.    Maturity Date. All unpaid principal amount together with the unpaid and accrued interest payable hereunder (to the extent not converted in accordance with the terms of this Note) (the “Outstanding Amount”) shall be due and payable and shall be repaid by the Borrower by wire transfer of U.S. dollars in immediately available funds to the designated account of the Holder on the earlier of (i) August 7, 2021, and (ii) the occurrence of an Event of Default (as described in Section 7 below) for so long as such Event of Default has not been remedied by the end of the applicable grace period as set out in Section 7 (the earlier date of which being the “Maturity Date”).

4.	Conversion.

(a)    Conversion Right. Subject to and upon compliance with the provisions of this Note, for as long as this Note is outstanding, the Holder shall have the right, at its option to convert all (but not part) of the Outstanding Amount (the “Conversion Amount”) (i) on the close of business on the Maturity Date into the common stock, par value $0.001 per share, of the Borrower (the “Common Stock”), at a conversion price equal to the lower of (A) US$19.50 per share and (B) an amount representing a 15% discount to the volume weighted average price over the preceding 30 trading days prior to and including the Maturity Date, subject to ratable adjustment for any stock split, stock dividend, stock combination or other recapitalization occurring subsequent to the date of this Note or (ii) immediately prior to (but subject to) the closing of an Acquisition (as defined below) prior to the Maturity Date, at a conversion price equal to the price per share of Common Stock payable (or deemed payable) in the Acquisition. For purposes of this Note, an “Acquisition” means (a) the merger contemplated under the Agreement and Plan of Merger, dated August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub, Inc. and the Company (as may be amended from time to time, the “Merger Agreement”); (b) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) fifty percent (50%) or more of the assets (including capital stock of the subsidiaries of the Company) of the Company and its subsidiaries, taken as a whole, or (ii) shares of Common Stock or other equity securities of the Company which together with any other shares of Common Stock or other equity securities of the Company beneficially owned by such Person or group, would equal fifty percent (50%) or more of the aggregate voting power of the Company or any of its subsidiaries, the business of which constitutes fifty percent (50%) or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (c) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, fifty percent (50%) or more of the aggregate voting power of the Company or any of its subsidiaries, the business of which constitutes fifty percent (50%) or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or (d) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, fifty percent (50%) or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (e) any recapitalization, liquidation, dissolution or any other similar transaction involving the Company or any of its subsidiaries, the business of which constitutes fifty percent (50%) or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, other than, in the case of (b)–(e), the transactions contemplated by the Merger Agreement.

(b)    Conversion Notice. To convert the Conversion Amount into Common Stock (the “Converted Shares”), the Holder shall give written notice and surrender the Note to the Company at the latest within ten (10) Business Days before the Conversion Date (defined below). The person or entity entitled to receive the Converted Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Converted Shares (i) on the Maturity Date, in the case of conversion pursuant to Section 4(a)(i), and (ii) on the date of closing of the Acquisition, in the case of conversion pursuant to section 4(a)(ii) (each, a “Conversion Date”) and the conversion shall be deemed to have been made immediately prior to the close of business on the Conversion Date. For purposes of this Note, “Business Day” means any day other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York, Hong Kong or Beijing.

(c)    No Fractional Shares. No fractional units will be issued on conversion of this Note. If the Holder would otherwise be entitled to a fractional unit, the Holder shall receive in lieu thereof a cash payment equal to the applicable per share price of the common stock into which the Outstanding Amount is proposed to be converted, multiplied by the fraction of the Common Stock the Holder would otherwise be entitled to receive.

5.    Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by the Holder in enforcing and collecting this Note.

6.    Prepayment. The Company may prepay this Note (including accrued interest), in whole or in part, prior to the Maturity Date in cash, provided that prior written notice of not less than seven (7) calendar days is delivered to the Holder.

7.    Default. If there shall be any Event of Default (as defined below) hereunder, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(a)    The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable, unless such failure is caused by technical or administrative error and payment is made within five (5) calendar days of the original due date;

(b)    The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(c)    An involuntary petition is filed against the Company (unless (A) such petition is dismissed or discharged within 60 days or (B) such petition is frivolous or vexatious) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company;

(d)    A liquidation, termination of existence or dissolution of the Company; or

(e)    Any representation, warranty or statement of fact made by the Company in the Agreement, or any other agreement, schedule, confirmatory assignment or otherwise in connection with the transactions contemplated hereby or thereby, shall when made or deemed made be false or misleading in any material respect; provided, however, that such failure shall not result in an Event of Default to the extent it is corrected by the Company within a period of 30 calendar days after the Company’s receipt of written notice from the Holder specifying such failure.

8.    Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, emailed, mailed or delivered to each party as follows: (i) if to the Holder, at the Holder’s address, email address or facsimile number set forth in the Agreement, or at such other address, email address or facsimile number as the Holder shall have furnished the Company in writing, or (ii) if to the Company, at the Company’s address, email address or facsimile number set forth in the Agreement, or at such other address, email address or facsimile number as the Company shall have furnished to the Holder in writing. All such notices and communications will be deemed effectively given the earliest of (a) when received, (b) when delivered personally, (c) one Business Day after being delivered by facsimile or email (with receipt of appropriate confirmation), (d) one Business Day after being deposited with an overnight courier service of recognized standing or (e) three days after being deposited in the U.S. mail, first class with postage prepaid.

9.	Governing Law.

(a)    This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), is to be construed and enforced in accordance with and governed by the laws of Hong Kong, without regard to any conflict of law principles.

(b)    All disputes and controversies arising out of or in connection with this Agreement shall be referred to and finally settled by arbitration in Hong Kong under the Hong Kong International Arbitration Center Administered Arbitration Rules (the “Rules”) in force when the Notice of Arbitration (as defined by the Rules) is submitted in accordance with the Rules. The arbitration tribunal shall consist of one (1) arbitrator to be appointed according to the Rules. The language of the arbitration shall be English.

10.    Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder.

11.    Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default. No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

12.    Transfer and Assignment. The Holder shall be free to transfer or assign any of its rights and obligations under this Note to its affiliates as long as notice is given to the Company within five (5) calendar days after such transfer or assignment. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by the Company, without the prior written consent of the Holder. Subject to the restrictions on transfer provided herein, the rights and obligations of the Company and the Holder shall be binding upon and benefit the respective successors, assigns, heirs, administrators and transferees of the Company or the Holder, as applicable.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

CELLULAR BIOMEDICINE GROUP INC.

By:	/s/ Andrew Chan
Name: Andrew Chan Title: Chief Legal Officer

[Signature Page to Convertible Promissory Note]

5